

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Greg Adams
Chief Operating Officer and Chief Financial Officer
Green Earth Technologies, Inc.
1136 Celebration Boulevard
Celebration, FL 34747

> **Re: Green Earth Technologies, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed January 31, 2013**
> **File No. 333-185557**

Dear Mr. Adams:

We have reviewed your amendment to the registration statement and have the following comments.

General

1.   Please ensure to file a marked copy of future pre-effective amendments to the registration statement on EDGAR pursuant to Rule 310 of Regulation S-T. Refer also to Rule 472 under the Securities Act of 1933.

Forward Looking Statement, page 13

2.   We note your reference to the safe harbor for forward-looking statements provided by Section 27A of the Securities Act. We also note your risk factor disclosure on page 11 to the effect that your stock is a penny stock. As the safe harbor is not available to penny stocks, please revise your disclosure accordingly.

Business, page 30

General

3.   We note that your disclosure does not include a description of properties or a discussion of any material pending legal proceedings in accordance with Items 11(b) and (c) of Form S-1. Please advise or otherwise revise your disclosure accordingly.

Certain Relationships and Related Party Transactions, page 47

Transactions with Related Parties, page 47

4.   With respect to the Galesi Group disclosure in the last paragraph, we note that in the note 10, page F-12 of your financial statements, you state that for the three months ended September 30, 2012, you derived approximately 53% of your revenues from companies owned or controlled by Galesi. Please revise your disclosure here accordingly.

Summary Compensation Table, page 49

5.   Please clarify your statement in footnote (3) that the $50,000 of Mr. Adams' deferred salary "is due $70,000 at June 30, 2012."

        You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Joel J. Goldschmidt, Esq.